3-10-04

AM 3/9/2004 **

SECUR 04004690 MISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50382

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lampost Capital, L. C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7777 Glades Road, Suite 213

(No. and Street)

Boca Raton, Florida 33434

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael S. Meade 561-883-0454

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephen R. Rotroff, CPA, P. A.

(Name – *if individual, state last, first, middle name*)

130 Wimbledon Circle, Heathrow, Florida 32746

(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 26 2004 WASH. D.C. 181 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 12 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael S. Meade, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lampost Capital, L.C., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MARILYNN BRANUM
MY COMMISSION # DD 225549
EXPIRES: June 22, 2007
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAMPOST CAPITAL, L. C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003
AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

LAMPOST CAPITAL, L. C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

TABLE OF CONTENTS

STEPHEN R. ROTROFF, CPA, P.A.
Certified Public Accountant and Consultant

Report of Independent Certified Public Accountant

Members
Lampost Capital, L. C.

I have audited the accompanying statement of financial condition of Lampost Capital, L. C. as of December 31, 2003. This financial statement is the responsibility of the Organization's management. My responsibility is to express an opinion on this financial statement based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. I believe that my audit of the statement of financial condition provides a reasonable basis for my opinion.

In my opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lampost Capital, L. C. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Stephen R. Rotroff, CPA, P.A.

February 12, 2004

130 Wimbledon Circle, Heathrow, FL 32746 O 407.942.0016 C 561.289.0256 F 407.942.0017 srotroffcpa@msn.com

Lampost Capital, L. C.
Statement of Financial Condition
December 31, 2003

ASSETS

Cash and cash equivalents	$	161,142
Due from clearing broker		589,109
Receivable from related party		10,000
Prepaid expenses and other current assets		11,416
Securities purchased, not yet sold		476,610
Furniture and equipment, net		25,158
Investment in securities at cost		3,300
	$	1,276,735

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable	$	15,511
Accrued expenses		16,939
Securities sold, not yet purchased		463,949
Membership distribution payable		1,443
Total liabilities		497,842
Members' equity		778,893
	$	1,276,735

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Lampost Capital, L.C. (the "Company") was incorporated as a limited liability corporation on July 16, 1997, in the state of Florida. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers.

The Company operates an office in Boca Raton, Florida. The Company's sources of revenue are derived from unsolicited brokerage transactions, market making and proprietary trading. The Company is an introducing broker-dealer and clears its trades through Spears, Leeds & Kellogg (the "Clearing Broker"). Although the Company's Clearing Broker maintains the accounts of all customers, the Company remains contingently liable for customers who do not fulfill their obligations.

2. SUMMARY OF SIGNIFICANT ACCOUNTIG POLICIES

Cash and Cash equivalents - Cash equivalents are short-term, liquid investments with an original maturity of three months or less and are carried at cost, which approximates market value.

Due from clearing broker - Due from clearing broker represents commissions and other monies due the Company from the Clearing Broker. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts monthly to actual results.

Securities purchased, not yet sold - Securities purchased, not yet sold are recorded at market value based upon listed market prices on the date purchased with related changes in appreciation or depreciation recorded in trading in the statement of income when sold.

Investment in securities, at cost - Investment in securities represents non-trading warrants purchased as an investment. The securities are valued at cost, which approximates fair value since it is unrealistic to estimate fair value.

Furniture and equipment – Furniture and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation thereon are removed from the accounts, and any gains or losses are included in operations. Depreciation on furniture and equipment is provided utilizing the straight-line method over the estimated useful lives of the related assets, which is estimated at three to five years.

Securities sold, not yet purchased – Securities sold, not yet purchased are recorded at market value based upon listed market prices on the date sold with the related changes in appreciation or depreciation recorded in trading in the statement of income when purchased.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

The Company has a minority member who owns two percent (2%) of the Company. The Company has an agreement with the minority member to pay the member a disproportionate share of the profits generated from the trades the member directs to the Company. For the year ended December 31, 2003, the member's distribution was $38,346 of which approximately $1,443 was payable at December 31, 2003.

4. FURNITURE AND EQUIPMENT

Furniture and equipment consists of the following at December 31, 2003:

Property and equipment	$ 52,155
Less accumulated depreciation	(26,997)
	$ 25,158

5. CONTRACTUAL COMMITMENTS

The Company's agreement with its Clearing Broker provided that the Company maintain a minimum of $750,000 in cash, securities or a combination of both in accounts with the Clearing Broker. At December 31, 2003, the Company was in compliance with its agreement with the Clearing Broker.

The Company leases its office space and the lease expires on August 31, 2005. Base rent at December 31 2003 was approximately $2,563. The monthly base rent increases 4% on September 1st of each year through September 1, 2004. Future minimum lease payments are as follows at December 31, 2003:

2004	$ 31,116
2005	21,324

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis to its Clearing Broker. The Clearing Broker is responsible for collection of and payment of funds and receipt and delivery of securities for customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments and the Clearing Broker may charge any losses to the Company. The Company seeks to minimize the risk through procedures designed to monitor creditworthiness of the customers and proper execution of transactions by the Clearing Broker.

The Company maintains cash at a large national bank. The cash is maintained in a money market fund and the fund is not insured.

The Company maintains accounts at its Clearing Broker. The accounts contain cash and securities. Balances are insured up to $500,000 (with a limit of $100,000 for cash not maintained in money market funds) by the Securities Investor Protection Corporation.

7. NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($2,261 at December 31, 2003), or a calculation based upon the number of securities in which the Company makes a market, or $160,850. The Company operates pursuant to the (K)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2003, the net capital, as computed, was $545,579. Consequently, the Company had excess net capital of $384,729.

At December 31, 2003 the percentage of aggregate indebtedness to net capital was 6.21% versus an allowable percentage of 1500%.